UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2023

Commission File Number: 001-39173

I-MAB

55th Floor, New Bund Center, 555 West Haiyang Road, Pudong District

Shanghai, 200124

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                   Form 40-F ☐

I-Mab Regains Global Rights to Lemzoparlimab

I-Mab (Nasdaq: IMAB) (the “Company”) received a notice on September 21, 2023, from AbbVie Global Enterprises Ltd (“AbbVie”), terminating the license and collaboration agreement between the parties dated September 3, 2020, and subsequently amended on August 15, 2022, (the “Collaboration Agreement”) relating to certain CD47 antibody compounds and products. The termination of the Collaboration Agreement in its entirety by AbbVie is based on the previous program discontinuation and AbbVie’s strategic decision. The termination will take effect on November 20, 2023. As a result, the Company will regain the full global rights to develop and commercialize certain CD47 compounds and products under the Collaboration Agreement, including lemzoparlimab. The termination will not affect the upfront and milestone payments of $200 million that the Company has received from AbbVie.

Lemzoparlimab is a novel CD47 antibody designed to offer unique advantages in drug safety without compromising efficacy. The Company is currently conducting a Phase 3 registrational study of lemzoparlimab in combination with azacitidine (AZA) as a first-line treatment of patients with higher-risk myelodysplastic syndrome (HR-MDS) in China to evaluate its clinical efficacy and safety. Lemzoparlimab has the potential to be the first-in-class CD47 antibody for hematologic malignancies in China.

The Company will continue to review follow-up data from the Phase 2 study of lemzoparlimab in HR-MDS, as well as all available and upcoming data from other investigational CD47 therapies, to explore future development opportunities with lemzoparlimab.

About I-Mab

I-Mab (Nasdaq: IMAB) is a global biotechnology company focused on bringing highly differentiated medicines to patients around the world through the discovery, development, and commercialization of novel immunotherapies and biologics. I-Mab’s innovative pipeline is driven by internal R&D’s Fast-to-Proof-of-Concept, Fast-to-Market development strategies, and through global partnerships. For more information, please visit https://www.i-mabbiopharma.com and follow us on LinkedIn, Twitter, and WeChat.

I-Mab Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” and similar statements. I-Mab may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about I-Mab’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: I-Mab’s ability to demonstrate the safety and efficacy of its drug candidates; the clinical results for its drug candidates, which may or may not support further development or NDA/BLA approval; the content and timing of decisions made by the relevant regulatory authorities regarding regulatory approval of I-Mab’s drug candidates; I-Mab’s ability to achieve commercial success for its drug candidates, if approved; I-Mab’s ability to attract and maintain third-party business partners to develop, promote and commercialize its drug candidates; I-Mab’s ability to obtain and maintain protection of intellectual property for its technology and drugs; I-Mab’s reliance on third parties to conduct drug development, manufacturing and other services; I-Mab’s limited operating history and I-Mab’s ability to obtain additional funding for operations and to complete the development and commercialization of its drug candidates; and the impact of the COVID-19 pandemic on I-Mab’s clinical development, commercial and other operations, as well as those risks more fully discussed in the “Risk Factors” section in I-Mab’s most recent annual report on Form 20-F, as well as discussions of potential risks, uncertainties, and other important factors in I-Mab’s subsequent filings with the SEC. All forward-looking statements are based on information currently available to I-Mab, and I-Mab undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as may be required by law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

I-MAB

By	:	/s/ Richard Yeh
Name	:	Richard Yeh
Title	:	Chief Operating Officer and Interim Chief Financial Officer

Date: September 22, 2023